SURGLINE INTERNATIONAL, INC.

319 CLEMATIS STREET, SUITE 400

WEST PALM BEACH, FL.  33401

Via EDGAR Only

United States Securities and Exchange Commission                                                March 5, 2011

Mail Stop 4561

Washington, D.C. 20549

Attention: Mr. Tim Buckmiller

Re:

SurgLine International, Inc., formerly China Nuvo Solar Energy, Inc.

Amendment No.1 to Form 8-K

Filed December 14, 2011

Form 10-K for the Fiscal Year Ended July 31, 2009

Filed December 15, 2009

Form 10-K for the Fiscal Year Ended July 31, 2010

Filed November 12, 2010

Form 10-K for the Fiscal Year Ended July 31, 2011

Amended December 1, 2011

Form 10-Q for the Quarter Ended October 31, 2011

Filed December 20, 2011

File No. 333-48746

Dear Mr. Buchmiller:

Please be advised that I am the duly appointed Chief Executive Officer of SurgLine International, Inc., formerly, China Nuvo Solar Energy, Inc., the above-referenced issuer (the “Issuer”).  This letter supplements our response dated February 10, 2011 to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) dated January 6, 2012, with respect to the above-referenced filings (the “Comment Letter”). Pursuant to the conversation with Barry Hollander, our Chief Financial Officer, on March 2, 2011, we are attaching to this correspondence audit reports that we will file with amendments to our Form 10-K for the years ended July 31, 2011, July 31, 2010 and July 31, 2009, in addition to the audit report for SurgLine, Inc. as of July 31, 2011. We anticipate filing Amendment No.3 to our Form8-K, and Amendment No. 3 to our Form 10-K for the year ended July 31, 2011, immediately after your confirmation of the attached audit reports. We plan on filing the amendments to our Form 10-K for the years ended July 31, 2010 and July 31, 2009 prior to March 31, 2011.

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

SURGLINE INTERNATIONAL, INC.
By:	/s/ Thomas G. Toland
Thomas G. Toland President and Chief Executive Officer

Cc(via e-mail):Peter Campitiello, Esq.

Board of Directors

China Nuvo Solar Energy, Inc. and subsidiary

West Palm Beach, Florida

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheets of China Nuvo Solar Energy, Inc. as of July 31, 2009 and 2008, and the related statements of operations, stockholders’ deficit, and cash flows for each of the two years in the period ended July 31, 2009 and from April 16, 2006 (date of inception) through July 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Nuvo Solar Energy, Inc. as of July 31, 2009 and 2008, and the results of its operations, and its cash flows for each of the two years in the period ended  July 31, 2009, and from April 16, 2006 (date of inception) through July 31, 2009 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has incurred net losses since inception, which raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ R.R. Hawkins & Associates International, a PC

Los Angeles, CA

December 14, 2009

11301 W. Olympic Blvd. # 714

Los Angeles, CA 90064

T: 310.553.5707  F: 310.553.5337

www.rrhawkins.com

Board of Directors

China Nuvo Solar Energy, Inc. and subsidiary

West Palm Beach, Florida

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheets of China Nuvo Solar Energy, Inc. as of July 31, 2010 and 2009, and the related statements of operations, stockholders’ deficit, and cash flows for each of the two years in the period ended July 31, 2010 and from April 16, 2006 (date of inception) through July 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Nuvo Solar Energy, Inc. as of July 31, 2010 and 2009, and the results of its operations, and its cash flows for each of the two years in the period ended July 31, 2010, and from April 16, 2006 (date of inception) through July 31, 2010 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has incurred net losses since inception, which raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ R.R. Hawkins & Associates International, a PC

Los Angeles, CA

November 10, 2010

11301 W. Olympic Blvd. # 714

Los Angeles, CA 90064

T: 310.553.5707  F: 310.553.5337

www.rrhawkins.com

Board of Directors

China Nuvo Solar Energy, Inc. and Subsidiary

West Palm Beach, Florida

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheets of China Nuvo Solar Energy, Inc. as of July 31, 2011 and 2010, and the related statements of operations, stockholders’ deficit, and cash flows for each of the two years in the period ended July 31, 2011 and from April 16, 2006 (date of inception) through July 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Nuvo Solar Energy, Inc. as of July 31, 2011 and 2010, and the results of its operations, and its cash flows for each of the two years in the period ended July 31 2011, and from April 16, 2006 (date of inception) through July 31, 2011 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has incurred net losses since inception, which raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ R.R. Hawkins & Associates International, a PC

Los Angeles, CA

November 14, 2011

11301 W. Olympic Blvd. # 714

Los Angeles, CA 90064

T: 310.553.5707  F: 310.553.5337

www.rrhawkins.com

Board of Directors

Surgline Inc.

Newport Beach, California

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheet of Surgline, Inc. as of July 31, 2011, and the related statements of operations, stockholders’ equity, and cash flows for the one month in the period ended July 31, 2011.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Surgline, Inc. as of July 31, 2011, and the results of its operations, and its cash flows for the one month in the period ended July 31, 2011, in conformity with U.S. generally accepted accounting principles..

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has incurred net losses since inception, which raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ R.R. Hawkins & Associates International, a PC

February 17, 2012

Los Angeles, CA

11301 W. Olympic Blvd. # 714

Los Angeles, CA 90064

T: 310.553.5707  F: 310.553.5337

www.rrhawkins.com

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